

Mail Stop 3233

June 14, 2018

<u>Via E-Mail</u>
Daniel Draper
Chief Executive Officer
Invesco Specialized Products, LLC,
Sponsor of the Invesco CurrencyShares
Swedish Krona Trust
3500 Lacey Road, Suite 700
Downers Grove, Illinois 60515

> **Re:** **Invesco CurrencyShares Swedish Krona Trust**
> **Registration Statement on Form S-1**
> **Filed June 7, 2018**
> **File No. 333-225505**

Dear Mr. Draper:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 with any questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Patrick Daugherty, Esq.
Foley & Lardner LLP